UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Rightside Group, Ltd.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

76658B100
(CUSIP Number)

DANIEL M. NEGARI
2121 E. Tropicana Avenue, Suite 2
Las Vegas, Nevada 89119
702 -900-2999

STEVE WOLOSKY
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 76658B100

1	NAME OF REPORTING PERSON Daniel M. Negari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 402,091
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 402,091
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 402,091
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 76658B100

1	NAME OF REPORTING PERSON Michael R. Ambrose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 405,872
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 405,872
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 76658B100

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares directly owned by Mr. Negari were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 402,091 Shares directly owned by Mr. Negari is approximately $3,448,054, including brokerage commissions.

The Shares directly owned by Mr. Ambrose were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 405,872 Shares directly owned by Mr. Ambrose is approximately $3,460,238, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c), (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 19,305,711 Shares outstanding as of August 4, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 9, 2016.

(a)           As of the close of business on August 11, 2016, Mr. Negari directly owned 402,091 Shares, constituting approximately 2.1% of the outstanding Shares.

As of the close of business on August 11, 2016, Mr. Ambrose directly owned 405,872 Shares, constituting approximately 2.1% of the outstanding Shares.

An aggregate of 807,963 Shares, constituting approximately 4.2% of the Shares outstanding, are reported in this Schedule 13D.

(b)           Mr. Negari has the sole power to vote and dispose of the Shares directly owned by him.

Mr. Ambrose has the sole power to vote and dispose of the Shares directly owned by him.

(c)             Schedule A annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons.  All of such transactions were effected in the open market.

(e)           As of August 2, 2016, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

CUSIP NO. 76658B100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2016

/s/ Daniel M. Negari
Daniel M. Negari

/s/ Michael R. Ambrose
Michael R. Ambrose

CUSIP NO. 76658B100

SCHEDULE A

Transactions in Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

DANIEL M. NEGARI

Sale of Common Stock	(1,491)	12.0238	08/02/2016
Sale of Common Stock	(273)	11.9924	08/02/2016
Sale of Common Stock	(3,100)	12.0191	08/02/2016
Sale of Common Stock	(2,138)	12.0089	08/02/2016
Sale of Common Stock	(7,862)	12.0089	08/02/2016
Sale of Common Stock	(10,000)	12.0059	08/02/2016
Sale of Common Stock	(969)	11.9991	08/03/2016
Sale of Common Stock	(4,852)	11.9991	08/03/2016
Sale of Common Stock	(10,000)	12.0064	08/03/2016
Sale of Common Stock	(10,000)	12.0068	08/03/2016
Sale of Common Stock	(2,000)	12.0102	08/03/2016
Sale of Common Stock	(7,105)	12.0102	08/03/2016
Sale of Common Stock	(895)	12.0102	08/03/2016
Sale of Common Stock	(2,253)	12.0139	08/03/2016
Sale of Common Stock	(2,895)	12.0139	08/03/2016
Sale of Common Stock	(4,852)	12.0139	08/03/2016
Sale of Common Stock	(8,028)	11.8048	08/08/2016
Sale of Common Stock	(5,003)	11.8011	08/09/2016
Sale of Common Stock	(1,978)	11.8011	08/09/2016
Sale of Common Stock	(5,000)	11.8428	08/09/2016
Sale of Common Stock	(3)	11.8433	08/09/2016
Sale of Common Stock	(4,997)	11.8428	08/09/2016
Sale of Common Stock	(3,400)	12.0295	08/10/2016
Sale of Common Stock	(700)	12.2455	08/10/2016
Sale of Common Stock	(90)	11.9994	08/11/2016
Sale of Common Stock	(80)	12.0096	08/11/2016
Sale of Common Stock	(400)	12.0397	08/11/2016
Sale of Common Stock	(80)	12.0896	08/11/2016
Sale of Common Stock	(20)	12.0995	08/11/2016
Sale of Common Stock	(20)	12.1095	08/11/2016
Sale of Common Stock	(80)	12.0996	08/11/2016
Sale of Common Stock	(100)	12.1097	08/11/2016
Sale of Common Stock	(100)	12.0897	08/11/2016
Sale of Common Stock	(100)	12.0797	08/11/2016
Sale of Common Stock	(300)	12.0497	08/11/2016
Sale of Common Stock	(100)	12.0647	08/11/2016
Sale of Common Stock	(100)	12.0097	08/11/2016
Sale of Common Stock	(400)	12.0247	08/11/2016
Sale of Common Stock	(6,130)	11.9997	08/11/2016
Sale of Common Stock	(100)	12.0297	08/11/2016
Sale of Common Stock	(100)	12.0397	08/11/2016
Sale of Common Stock	(300)	12.1197	08/11/2016
Sale of Common Stock	(10)	12.1290	08/11/2016
Sale of Common Stock	(90)	12.1397	08/11/2016
Sale of Common Stock	(600)	12.1397	08/11/2016
Sale of Common Stock	(700)	12.1141	08/11/2016

CUSIP NO. 76658B100

MICHAEL R. AMBROSE

Sale of Common Stock	(1,000)	11.9154	08/04/2016
Sale of Common Stock	(1,000)	11.9154	08/04/2016
Sale of Common Stock	(4,684)	11.9154	08/04/2016
Sale of Common Stock	(584)	11.8094	08/05/2016
Sale of Common Stock	(9,416)	11.8094	08/05/2016
Sale of Common Stock	(1,100)	11.8673	08/05/2016
Sale of Common Stock	(3,000)	11.8673	08/05/2016
Sale of Common Stock	(316)	11.8673	08/05/2016
Sale of Common Stock	(5,584)	11.8673	08/05/2016
Sale of Common Stock	(2,600)	11.7528	08/08/2016
Sale of Common Stock	(4,746)	11.6960	08/09/2016
Sale of Common Stock	(2,951)	11.8876	08/10/2016
Sale of Common Stock	(3,919)	11.8876	08/10/2016
Sale of Common Stock	(2,462)	11.8876	08/10/2016
Sale of Common Stock	(3,000)	11.8960	08/10/2016
Sale of Common Stock	(3,772)	11.8960	08/10/2016
Sale of Common Stock	(1,081)	11.8960	08/10/2016
Sale of Common Stock	(2,147)	11.8960	08/10/2016
Sale of Common Stock	(2,853)	12.0224	08/10/2016
Sale of Common Stock	(7,070)	12.0224	08/10/2016